BlackRock Funds: BlackRock Global Opportunities Portfolio

File No. 811-05742

Item No. 77M (Mergers) -- Attachment

During the fiscal annual period ending September 30, 2011, BlackRock Global Opportunities Portfolio (the "Global Opportunities Portfolio"), a series of BlackRock Funds (the "Registrant"), File No. 811-05742, acquired substantially all of the assets and certain stated liabilities of the BlackRock Global Growth Fund, Inc. (the "Global Growth Fund"), File No. 811-08327, in a Reorganization (the "Reorganization").

The Board of Trustees of the Registrant unanimously approved the Reorganization and the proposal, which provides for the acquisition of all of the assets and certain stated liabilities of the Global Growth Fund in exchange for shares of the Global Opportunities Portfolio, and the distribution of such shares to the shareholders of the Global Growth Fund in complete liquidation thereof.

On April 1, 2011, in connection with the Reorganization, the Registrant filed a Registration Statement on Form N-14 (File No. 333-173233) (the "N-14 Registration Statement"). The N-14 Registration Statement contained the proxy materials informing the shareholders of the reorganization of Global Growth Fund. A filing on Form 497 relating to the N-14 Registration Statement was filed on May 19, 2011. The N-14 Registration Statement as filed was declared effective by the Commission on May 1, 2011.

On September 12, 2011 (the "Reorganization Date"), pursuant to the Agreement and Plan of Reorganization, the Global Growth Fund transferred net assets valued at $304,152,785 to the Global Opportunities Portfolio and received in exchange 4,690,343 Institutional Shares, 19,605,539 Investor A Shares, 476,778 Investor B Shares, 4,865,475 Investor C Shares and 1,613,792 Class R Shares, respectively, of the Global Opportunities Portfolio. Such shares were then distributed to the shareholders of Global Growth Fund on that date.